Exhibit 15.2

CONSENT OF AUTHOR

The Board of Directors of Rare Element Resources Ltd.

Reference is made to the technical report entitled "Technical Report on the Mineral Resources of the Bear Lodge Rare-Earths Project", dated April 10, 2009, which the undersigned has prepared on behalf of Ore Reserves Engineering for Rare Element Resources Ltd. (the "Technical Report").

I have reviewed and approved the summary of and extracts from the Technical Report in the Annual Report on Form 20-F of Rare Element Resources Ltd. and confirm that the summary and extracts fairly and accurately represent the information in the Technical Report. I hereby consent to the written disclosure of my name and the name of Ore Reserves Engineering, and references to and of information derived from the Technical Report, in the Annual Report on Form 20-F of Rare Element Resources Ltd. filed with the U.S. Securities and Exchange Commission.

Dated: October 29, 2010

Alan C. Noble

Alan C. Noble, P.E.
Ore Reserves Engineering